UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the press release issued by Vascular Biogenics Ltd (the “Company”) on August 13, 2020, announcing financial results for the second quarter ended June 30, 2020, unaudited condensed interim financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 and operating and financial review for the second quarter ended June 30, 2020. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-207250 and 333-222138), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015 and December 18, 2017, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: August 13, 2020	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

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VBL Therapeutics Announces Second Quarter 2020 Financial Results and Provides Corporate Update

●	Positive data from the first interim analysis in the OVAL Phase 3 Potential Registration Study of VB-111 in Ovarian Cancer were presented at ASCO20; response rate in the VB-111 treatment arm was 58% or higher

●	Successful pre-planned second interim analysis in OVAL, with a positive Data Safety Monitoring Committee (DSMC) review looking at overall survival - the primary endpoint of the trial; study to proceed without modification

●	MOSPD2 program for inflammation:

o	Pre-IND application for VBL’s VB-601 mAb candidate for immune-inflammatory indications was submitted to the FDA in June

o	New data implicating the potential of anti-MOSPD2 antibodies for treatment of nonalcoholic steatohepatitis (NASH) and colitis presented at DDW

o	Preclinical data in RA presented at EULAR 2020

●	MOSPD2 program for cancer:

o	New data on bispecific antibodies featured at late breaking abstract session at AACR

●	Cash position secured into the third quarter of 2022

●	Conference Call and Webcast at 8:30am Eastern Time Today

TEL AVIV, ISRAEL, August 13, 2020 — VBL Therapeutics (Nasdaq: VBLT) today announced financial results for the second quarter ended June 30, 2020, and provided a corporate update.

“We have made excellent progress advancing our lead candidate VB-111 during 2020,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “The first interim analysis in our OVAL Phase 3 pivotal study in ovarian cancer demonstrated the potential benefit of VB-111 over standard-of-care in a randomized-controlled study, and the recent positive second interim analysis indicates that the trial continues to be on the right track. OVAL has shown strong recruitment despite the COVID-19 pandemic. Also, when the Company blindly reviews response rate data in all trial participants, that is in the treatment and control groups combined, we are very encouraged by the high response rate of over 50% of the total evaluable patients, which has been maintained. The investigator sponsored studies of VB-111 in GBM and colorectal cancer are headed for initiation. Our MOSPD2 programs are gaining momentum, with pre-IND application for our lead candidate VB-601 for inflammation, and recent scientific presentations in NASH and colitis at DDW, in rheumatoid arthritis at EULAR 2020 and in oncology at the AACR meeting.”

Second Quarter and Recent Key Corporate Highlights:

VB-111

●	Efficacy data from first interim analysis in the OVAL were reported in March and presented at the ASCO20 Annual Meeting, showing 58% or higher objective response rate.

o	OVAL independent DSMC reviewed unblinded data and determined that the study has met the interim pre-specified criterion of an absolute percentage advantage of 10% or higher in CA-125 response in the VB-111 treated arm compared to control. The DSMC recommended that the study proceed without modification.

o	Overall response rate in the first 60 randomized evaluable patients was 53%. Assuming a balanced randomization, it can be deduced that the response rate in the treatment arm (VB-111 in addition to weekly paclitaxel) was 58% or higher.

o	In patients with post-treatment fever, the response was 69%. Fever is frequently observed after VB-111 treatment.

●	Successful second pre-planned interim analysis, with a positive DSMC review of OS data, the primary endpoint of the OVAL Phase 3 potential registration study, was completed on August 11.

o	Independent DSMC reviewed unblinded data of the first 100 patients with follow-up of at least 3 months and determined that the study should proceed without modification.

●	Two investigator sponsored VB-111 Phase 2 studies, in rGBM, at Dana Farber Cancer Center and other leading neuro-oncology centers, and in metastatic colorectal cancer by the NCI, are on track for initiation.

MOSPD2

●	Pre-IND application for VBL’s VB-601 mAb for immune-inflammatory indications was submitted to the FDA in June. The application is currently under review by the agency.

●	Announced new data implicating the potential of its anti-MOSPD2 antibodies for treatment of nonalcoholic steatohepatitis (NASH) and colitis at DDW 2020.

o	Treatment with anti-MOSPD2 antibodies was shown to decrease inflammation and fibrosis in a NASH model and significantly reduce disease activity in a colitis model. VBL’s study was rated in the top 10% of all abstracts in this category and was selected as Poster of Distinction.

●	Presented new data at the European League Against Rheumatism (EULAR) implicating the potential of proprietary anti-MOSPD2 antibodies for treatment of rheumatoid arthritis (RA).

o	Treatment with anti-MOSPD2 antibodies significantly inhibited arthritis progression in the collagen-induced arthritis model (p<0.005). The treatment reduced >50% of disease severity and blocked further disease progression.

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o	Anti-MOSPD2 demonstrated higher activity than anti-TNFa in the advanced phase of the disease.

●	Published a new manuscript demonstrating the potential of MOSPD2 antibodies in multiple sclerosis (MS). The results add to a growing body of data demonstrated activity of VBL’s antibodies in models of chronic inflammatory disease.

●	Presented new data demonstrating the potential of anti-MOSPD2 immune-mediated targeting of solid tumors at the Annual American Association for Cancer Research (AACR) Virtual Annual Meeting II.

o	MOSPD2 bi-specific antibody candidates induced T-cell activation and significantly extended the survival of animals carrying established metastatic cervical and breast cancer.

o	The data presented demonstrated that the bi-specific antibody candidates mediated killing of tumor cells by CD8 T-cells in a dose-dependent manner and induced T-cell activation in-vivo.

VB-201

●	The world-leading European animal health company partner, that is evaluating VB-201 for veterinary applications, advised that the program met a pre-determined milestone. This triggered an undisclosed cash payment to VBL.

Corporate:

●	Raised $18.1 million of gross proceeds in two registered direct offerings

●	Awarded a non-dilutive grant of up to 3.175 million New Israeli Shekels (NIS; approximately $0.9 million) by the Israel Innovation Authority (IIA).

Quarter Ended June 30, 2020 Financial Results:

●	Cash Position: At June 30, 2020, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposit totaling $41.3 million and working capital of $36.1 million. VBL expects that its cash and cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements into the third quarter of 2022.

●	Revenue: Revenues for the second quarter, 2020 were $158 thousand, compared to $138 thousand for the comparable period in 2019.

●	Research and Development Expenses: Research and Development expenses, net, were approximately $4.9 million for the second quarter, compared to approximately $3.7 million in the comparable period of 2019.

●	General and Administrative Expenses: General and administrative expenses for the second quarter were $1.1 million, compared to $1.2 million for the same period of 2019.

●	Comprehensive Loss: VBL reported a net loss for three-month period ended June 30, 2020 of $5.8 million, or ($0.14) per diluted share, compared to a net loss of $4.7 million, or ($0.13) per diluted share, in the same period of 2019.

For further details on VBL’s financials, please refer to the Form 6-k filed with the SEC.

Conference Call:

Thursday, August 13 @ 8:30amET

From the US:	877-407-9208
International:	201-493-6784
Israel local Number:	1-809-406-247
Conference ID:	13707066
Webcast:	https://edge.media-server.com/mmc/p/y7tts2sv

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding our programs, including VB-111, VB-600, including their clinical development, therapeutic potential, the impact of the COVID-19 pandemic on VBL’s business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include market and other conditions, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. In particular, the DSMC recommendation that the OVAL trial proceed is not assurance that the trial will meet its primary endpoint of overall survival once completed. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2019, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as required by law.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors

(646) 597-6979

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2020	December 31, 2019
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$16,702	$9,436
Short-term bank deposits	24,045	27,100
Short-term restricted bank deposits	153	-
Trade Receivables	118	-
Other current assets	1,703	1,242
TOTAL CURRENT ASSETS	42,721	37,778

NON-CURRENT ASSETS:
Restricted bank deposits	358	506
Property and equipment, net	6,455	6,949
Right-of-use assets	2,840	3,088
Long-term prepaid expenses	300	300
TOTAL NON-CURRENT ASSETS	9,953	10,843
TOTAL ASSETS	$52,674	$48,621

Liabilities and equity
CURRENT LIABILITIES-
Accounts payable and accruals:
Trade	$2,241	$3,330
Other	3,247	4,238
Deferred revenue	533	386
Lease liabilities	641	774
TOTAL CURRENT LIABILITIES	6,662	8,728

NON-CURRENT LIABILITIES-
Severance pay obligations, net	163	163
Deferred revenue	1,283	1,723
Other non-current liability	82	-
Lease liabilities	1,946	2,167
TOTAL NON-CURRENT LIABILITIES	3,474	4,053
TOTAL LIABILITIES	10,136	12,781

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value; Authorized as of June 30, 2020 and December 31, 2019, 70,000,000 shares; issued and outstanding as of June 30, 2020 and December 31, 2019, 47,896,736 and 35,882,928 shares, respectively	108	73
Accumulated other comprehensive income	(8)	(8)
Additional paid in capital	251,331	235,974
Warrants	10,401	7,904
Accumulated deficit	(219,294)	(208,103)
TOTAL SHAREHOLDERS’ EQUITY	42,538	35,840
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$52,674	$48,621

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
REVENUES	$158	$138	$524	$357
COST OF REVENUES	(60)	(50)	(113)	(88)
GROSS PROFIT	98	88	411	269
RESEARCH AND DEVELOPMENT EXPENSES, net	$4,865	$3,729	$9,616	$7,037
GENERAL AND ADMINISTRATIVE EXPENSES	1,074	1,181	2,242	2,437
OPERATING LOSS	5,841	4,822	11,447	9,205
FINANCIAL INCOME	(37)	(223)	(329)	(499)
FINANCIAL EXPENSES	34	91	73	166
FINANCIAL INCOME, net	(3)	(132)	(256)	(333)
COMPREHENSIVE LOSS	$5,838	$4,690	$11,191	$8,872

LOSS PER ORDINARY SHARE	U.S. dollars

Basic and diluted	$0.14	$0.13	$0.28	$0.25

Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	42,674,526	35,881,128	39,354,355	35,881,128

The accompanying notes are an integral part of the condensed financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Number of ordinary	Ordinary	Accumulated other comprehensive	Additional paid		Accumulated	Total shareholders’
	shares	shares	income	in capital	Warrants	deficit	equity
			U.S. dollars in thousands
BALANCE AT JANUARY 1, 2019	35,881,128	$73	$41	$233,721	$7,904	$(188,646)	$53,093
CHANGES FOR THE SIX MONTHS ENDED JUNE 30, 2019:
Comprehensive loss	-	-	-	-	-	(8,872)	(8,872)
Share based payments to employees and non-employees services	-	-	-	1,264	-	-	1,264
BALANCE AT JUNE 30, 2019	35,881,128	$73	$41	$234,985	$7,904	$(197,518)	$45,485

	Number of ordinary	Ordinary	Accumulated other comprehensive	Additional paid		Accumulated	Total shareholders’
	shares	shares	income	in capital	Warrants	deficit	equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2020	35,882,928	$73	$(8)	$235,974	$7,904	$(208,103)	$35,840
CHANGES FOR THE SIX MONTHS ENDED JUNE 30, 2020:
Comprehensive loss	-	-	-	-	-	(11,191)	(11,191)
Issuance of ordinary shares and warrants, net of issuance costs	12,013,808	35	-	12,624	4,313	-	16,972
Expired warrants	-	-	-	1,816	(1,816)	-	-
Share based payments to employees and non- employees services	-	-	-	917	-	-	917
BALANCE AT JUNE 30, 2020	47,896,736	$108	$(8)	$251,331	$10,401	$(219,294)	$42,538

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Six Months Ended June 30,
	2020	2019
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(11,191)	$(8,872)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	(1,575)	3,392
Interest received	257	281
Interest paid	(53)	(61)
Net cash used in operating activities	(12,562)	(5,260)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(20)	(53)
Investment in restricted bank deposits	(511)	-
Maturity of restricted bank deposits	500	-
Investment in short-term bank deposits	(24,000)	(36,500)
Maturity of short-term bank deposits	27,027	21,000
Net cash generated from (used in) investing activities	2,996	(15,553)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares and warrants, net	17,110	-
Principal elements of lease payments	(405)	(356)
Net cash generated from (used in) financing activities	16,705	(356)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,139	(21,169)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	9,436	29,347
EXCHANGE GAINS ON CASH AND CASH EQUIVALENTS	127	104
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$16,702	$8,282
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$827	$852
Interest income	(223)	(500)
Interest paid	53	61
Exchange losses (gains) on cash and cash equivalents	(127)	(104)
Exchange losses (gains) on lease liability	(14)	170
Net changes in severance pay obligations	-	5
Share based payments	917	1,264
	1,433	1,748
Changes in working capital:
Increase in other current assets	(461)	(45)
Increase in trade receivables	(118)	-
Increase (decrease) in accounts payable and accruals:
Trade	(1,227)	905
Other (including non-current liability)	(909)	1,023
Decrease in deferred revenue	(293)	(239)
	(3,008)	1,644
	$(1,575)	$3,392

APPENDIX B:
Supplementary information on investing and financing activities not involving cash flows:

Right of use assets obtained in exchange for new lease liabilities	65	-
Issuance costs not paid	138	-

The accompanying notes are an integral part of the condensed financial statements.

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VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL

Vascular Biogenics Ltd. (the “Company” or VBL) was incorporated on January 27, 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer and immune/inflammatory indications. VB-111 (ofranergene obadenovec), a Phase 3 drug candidate, is the lead product candidate in the Company’s cancer program.

VB-600 series are preclinical stage antibodies targeting MOSPD2 for inflammatory and oncology indications, which  are being advanced towards IND. VB-601 is the lead mAb candidate for various inflammatory indications and VB-611 is the lead bi-specific mAb for various solid tumors.

VB-201, a Phase 2-ready drug candidate, is the Company’s lead Lecinoxoid-based product candidate for chronic immune-related indications.

The Company is engaged in an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications.

In March 2019, the Company entered into an exclusive option license agreement with an animal health company for the development of VB-201 for veterinary use, see note 7.

On March 26, 2020, the Company announced positive outcome of the first interim analysis in the OVAL Phase 3 Ovarian Cancer Pivotal Study.

Since its inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2020, the Company had an accumulated deficit of $219.3 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of June 30, 2020, the Company had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $41.3 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of June 30, 2020 and for the six and three months period then ended (the “condensed interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These condensed interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of the Company’s financial position, results of operations, and cash flows, in conformity with generally accepted accounting principles. In the opinion of management, all adjustments (of a normal recurring nature) considered necessary for a fair statement of the results for the interim periods presented have been included. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended, along with the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB)”.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019 and for the year then ended.

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NOTE 4 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; therefore, they should be read in conjunction with the Company’s annual financial statements as of December 31, 2019. There have been no significant changes in the risk management policies since the year end.

NOTE 5 - CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND RESTRICTED BANK DEPOSITS

Cash and cash equivalents, short-term bank deposits and restricted bank deposits as of June 30, 2020 were $16.7 million, $24.0 million and $0.5 million.

The short-term bank deposits as of June 30, 2020 were for terms of three to six months and carried interest at annual rates of 0.95%-1.49%.

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NOTE 6 - SHAREHOLDERS’ EQUITY

a.

On May 7, 2020 and May 11, 2020, the Company entered into securities purchase agreements with several institutional investors and existing shareholders to purchase 11,492,065 of the Company's ordinary shares at a purchase price of $1.575 per share in a registered direct offering. In a concurrent private placement, the Company issued to investors and existing shareholders in the offering unregistered warrants to purchase up to 11,492,065 ordinary shares. Each warrant is exercisable immediately upon issuance at an exercise price of $1.45 per share, and will remain exercisable for 18 months following issuance date. The offering raised a total of $18.1 million, with net proceeds of $16.4 million, after deducting fees and expenses. The closing of the sale of the ordinary shares and warrants occurred on May 11, 2020 and May 13, 2020.

The fair value of the warrants is computed using the Black-Scholes option-pricing model. The underlying data used for computing the fair value of the warrants are mainly as follows: ordinary share price based on the current price of an ordinary share: $1.27-$1.63; expected volatility based on Company historical trade: 74%-76%; risk-free interest rate: 0.155%-0.165%; expected dividend: zero; and expected life to exercise of 1.5 years. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

On June 9, 2020, the Company registered the resale of 11,492,065 ordinary shares underlying the warrants. As of June 30, 2020, none of the warrants were exercised.

b.	During the six months ended June 30, 2020, the Company sold an aggregate of 521,743 ordinary shares under its at-the-market equity facility. The total consideration amounted to $549 thousand, net of issuance costs.

c.	On January 6, 2020, 2,952,381 short-term warrants related to June 25, 2018 registered direct offering with a value of $1.8 million expired.

d.	In March 2020, the board of directors ratified the increase of the free pool available for the issuance under the 2014 ESOP plan to 1,976,441 ordinary shares.

NOTE 7 - REVENUE

The revenues recognized for the period comprise revenues from the exclusive license agreement for the development, commercialization, and supply of VB-111 in Japan for all indications and from the option to license agreement for the development of VB-201 for animal healthcare worldwide. The revenues are recognized according to IFRS 15 “Revenue from contract with customers.”

Under IFRS 15, the consideration that the Company would be entitled to upon the achievement of contractual milestones, which are contingent upon the occurrence of future events of development progress, are a form of variable consideration.

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OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Company’s annual financial statements as of and for the year ended December 31, 2019 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2019) and their accompanying notes and the related notes and the other financial information included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2019 have been prepared in accordance with IFRS, as issued by the IASB and our unaudited financial statements for the six months ended on June 30, 2020 (the “Period”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). Unless stated otherwise, comparisons included herein are made to the six months period ended on June 30, 2019 (the “Parallel Period”).

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. We have developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications.

Our main program in oncology is based on our proprietary Vascular Targeting System, or VTS, platform technology, which we believe will allow us to develop product candidates for multiple oncology indications. The VTS technology utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels. By utilizing a viral vector as a delivery mechanism, the VTS platform can also lead to induction or enhancement of a localized anti-tumor immune response, thereby turning immunologically ‘cold’ tumors ‘hot’.

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, ovarian cancer and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Commission.

In March 2020, we announced an encouraging outcome of the planned interim analysis in the OVAL study, a double-blind controlled Phase 3 potential-registration study in patients with platinum-resistant ovarian cancer. The OVAL independent Data Safety Monitoring Committee (DSMC), reviewed unblinded data and assessed CA-125 response, measured according to the GCIG criteria, in the first 60 enrolled subjects evaluable for CA-125 analysis. The DSMC confirmed that the study met the interim pre-specified efficacy criterion, of an absolute percentage advantage of 10% or higher CA-125 response rate for the VB-111 treatment arm, and recommended the study continue. The overall response rate in the first 60 randomized evaluable patients was 53%. Assuming a balanced randomization, the response rate in the treatment arm (VB-111 in addition to weekly paclitaxel) was 58% or higher. In patients who had post-dosing fever, which is a marker for VB-111 treatment, the response rate was 69%.

A second interim analysis in the OVAL study was conducted on August 11, 2020. The DSMC reviewed unblinded overall survival (OS) data of the first 100 enrolled subjects with a follow-up of at least 3 months. The committee also looked at response rate and safety information. The DSMC recommended that the study continue as planned. The primary endpoint of the OVAL Phase 3 study is OS, which currently approved therapies for platinum-resistant ovarian cancer have thus far failed to demonstrate. The next DSMC review in the OVAL study is expected in the first quarter of 2021. Our study is being conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

Final results from our Phase 1/2 clinical trial of VB-111 for recurrent platinum-resistant ovarian cancer were reported in June 2019 and published online on April 2020 (Arend et al., Gynecologic Oncology 157 (2020) 578–584). Data demonstrated a median OS of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. VB-111 activity signals were seen despite unfavorable prognostic characteristics (48% platinum refractory disease and 52% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the VB-111 therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a potentially valuable biomarker for response to VB-111. Post treatment fever was also associated with a signal for improved survival (808 vs. 479 days; p=0.27).

In a Phase 2 study for rGBM, patients who were primed with VB-111 monotherapy that was continued after progression with the addition of bevacizumab (Avastin®) showed significant survival (414 vs 223 days; HR 0.48; p=0.043) and progression free survival (PFS) advantage (90 vs 60 days; HR 0.36; p=0.032) compared to a cohort of patients that had limited exposure to VB-111 (Brenner et al., Neuro Oncol. 2019). Radiographic responders to VB-111 exhibited specific imaging characteristics related to its mechanism of action. Survival advantage was also seen in comparison to historic controls, with the percentage of patients living more than one year doubling from 24% to 57%.

Our Phase 3 GLOBE study in rGBM compared upfront concomitant administration of VB-111, without priming, and bevacizumab to bevacizumab monotherapy. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). In this modified regimen, the treatment did not improve OS and PFS outcomes in rGBM. Study results (Cloughesy et al. Neuro Oncol. 2019) attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis.

Notably, GLOBE data show improved outcomes associated with a post VB-111 fever reaction, similar to outcomes from previous VB-111 studies, providing support that fever is a potential biomarker for better survival with VB-111, secondary to the drug’s immunologic mechanism of action. No new safety concerns associated with VB-111 have been identified in the study. We do not think that results of the GLOBE study will necessarily have implications on the prospects for VB-111 in other regimens or tumor types.

Based on the understanding that study regimen may be a key factor for VB-111 efficacy in rGBM, an IND application for an investigator-sponsored randomized controlled study of VB-111 in rGBM patients has gone into effect with the FDA. The new study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology US medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery. Launch of the study is dependent on the COVID-19 pandemic conditions.

In February 2020, we announced the launch of a Phase 2 clinical trial of VB-111 in combination with nivolumab, an anti-PD1 immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer. This study is being sponsored by the U.S. National Cancer Institute under a Cooperative Research and Development Agreement or CRADA. The IND application has gone into effect with the FDA. The study, which is open label, will investigate if priming with VB-111 can drive immune cells into the tumor and turn the colorectal tumors from being immunologically “cold” to “hot.” In addition to safety and tolerability, this study will evaluate efficacy endpoints including Best Overall Response, as well as immunological and histologic readouts from tumor biopsies. Enrollment into the trial is dependent on the COVID-19 pandemic conditions.

In February 2017, we reported full data from our exploratory Phase 2 study of VB-111 in recurrent, iodine-resistant differentiated thyroid cancer. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent of patients in the therapeutic-dose cohort reached PFS-6, versus 25% in the sub-therapeutic cohort, both groups meeting the primary endpoint. An OS benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort. Most patients in the VB-111 study had tumors that previously had progressed on pazopanib (Votrient®) or other kinase inhibitors.

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We are also conducting two parallel drug development programs that are exploring the potential of MOSPD2, a protein which we identified as a key regulator of cell motility, as a therapeutic target for inflammatory diseases and cancer.

For oncology applications, we are developing bi-specific antibodies aimed to kill tumor cells, based on MOSPD2 as a target whose expression is induced in multiple tumors. We found that MOSPD2 was detected in the majority of cancerous organs, including colon, esophagus, liver and breast. In a peer-review manuscript (Int. J. Cancer: 144, 125–135 (2019)) as well as in scientific conferences, we showed that MOSPD2 is required for the migration and invasion of breast cancer cells in vitro, and that it promotes breast cancer cell metastasis in vivo. Given the specificity of MOSPD2 expression and its highly elevated expression in tumors, we believe MOSPD2 can serve as a novel mechanism for targeting of tumor cells. Based on these findings, our approach is to utilize MOSPD2 as a target for attacking the tumor cells in the treatment of late-stage breast cancer and other tumor types. To this end, we are developing bi-specific antibodies that aim to induce killing of MOSPD2-positive tumors cells through binding and activation of T-cells. We have presented proof-of-concept for this approach at the AACR conference in April 2018 using a BiTE antibody. In June 2020, at the 2020 American Association of Cancer Research (AACR) virtual annual meeting, we presented data showing that our proprietary MOSPD2 bi-specific full-IgG antibody candidates mediated killing of tumor cells by CD8 T-cells in a dose-dependent manner, induced T-cell activation in-vivo and extended survival of animals carrying established metastatic cervical and breast cancer.

For inflammatory applications, we are developing classical antibodies that bind and block MOSPD2 on immune cells. Our data show that MOSPD2, which is predominantly expressed on the surface of human monocytes, is essential for their migration. By inhibiting this protein, we seek to block this migration of monocytes to sites of inflammation, and accordingly to reduce inflammation and tissue damage. At the ECTRIMS 2018 meeting, we presented the critical role of MOSPD2 in the development of multiple sclerosis, and its potential as a novel target for treatment of inflammation in the Central Nervous System (CNS) and other organs. Using MOSPD2 knockout mice, our data show that MOSPD2 was critical for the development of the disease in the experimental autoimmune encephalomyelitis (EAE) model for Multiple Sclerosis (MS), as knockout mice essentially do not develop the disease. Furthermore, we developed proprietary monoclonal antibodies against MOSPD2 that successfully prevented development of EAE, and were also effective in treatment of the animals after the neurological symptoms had already appeared. These data suggest that MOSPD2 is a critical path in MS, as we published in an editor’s choice peer-review manuscript in 2020 (Clinical and Experimental Immunology, 201: 105–120). In February 2019, we presented additional data implicating the potential of our VB-600 platform of antibodies targeting MOSPD2 for treatment of Nonalcoholic Steatohepatitis (NASH) and Rheumatoid Arthritis (RA). In May 2020, we presented data at the Digestive Disease Week® (DDW) 2020 virtual meeting, demonstrating that treatment with anti-MOSPD2 antibody profoundly decreased inflammation and fibrosis in a NASH model and significantly reduced the disease activity in a colitis model. In June 2020, we presented data at the European League Against Rheumatism (EULAR) 2020 Congress, demonstrating the potential of anti-MOSPD2 mAbs for treatment RA with differentiation from anti-TNF treatment. Collectively, these data point to MOSPD2 as a key pathway through which the body is recruiting monocytes to specific sites of inflammation. We believe that antibodies targeting MOSPD2 have potential for treatment of various inflammatory indications, and are advancing our lead pre-clinical candidate VB-601 towards IND. In June 2020 we submitted to the FDA a pre-IND application, which is currently under review by the agency. We expect to start toxicology studies in the second half of 2020. A first-in-human study is expected in 2021.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated activity in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may have potential applicability for NASH and renal fibrosis. In March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies for the development of VB-201 for veterinary use. We retain the VB-201 rights for treatment of humans, worldwide.

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In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. This plant can be the commercial facility for production of VB-111, if approved. The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated manufacturing facilities in the world (20,000 sq. ft.). In July 2019, the facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP).

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization and supply of VB-111 in Japan. We retain rights to VB-111 in the rest of the world. Under terms of the agreement, we have granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. We will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, we received an up-front payment of $15 million, and are entitled to receive greater than $100 million in development and commercial milestone payments if certain development and commercial milestones are achieved. We will also receive tiered royalties on net sales in the high-teens.

In March 2019, we executed an exclusive option license agreement with an animal health company for the development of our proprietary anti-inflammatory molecule, VB-201, for veterinary use. We retain VB-201 rights for treatment of humans worldwide. Under the terms of the agreement, we have granted an exclusive option license to explore the potential of VB-201 for animal health indications. In consideration, we received an undisclosed up-front payment, and are entitled to receive additional development milestone payments. In April 2020, another milestone event under this agreement was reached, following which we received an undisclosed payment. Upon exercising the option to license, we will receive additional milestones and royalties on net sales.

The Impact of COVID-19 on Business Operations and Clinical Trials

The Company has implemented safety measures designed to comply with applicable guidelines in Israel in response to the COVID-19 pandemic. Our key operations were uninterrupted by this pandemic. According to Israeli regulations, VBL, as a pharmaceutical company producing potential therapies for cancer patients, is considered an essential facility and is therefore exempt from many labor work restrictions even under emergency conditions such as the COVID-19 pandemic. Accordingly, our gene therapy pharmaceutical grade manufacturing plant in Modiin, Israel continues to operate as normal. At this time, all preclinical programs and research activities remain on track, and the Company does not anticipate any material impact on our regulatory activities.

With regards to clinical trials, the Company continues to advance the ongoing OVAL study of VB-111 for platinum resistant ovarian cancer and the study is continuing to recruit patients in the U.S. and Israel. Despite the COVID-19 pandemic, patient enrollment is so far in line with our projections. As the trial population includes cancer patients with advanced disease and limited alternatives, we believe it is less susceptible to impact by COVID-19 compared to other non-life-threatening indications. We continue to advance our plans to extend the OVAL study to additional geographies, particularly in Europe. The study may also expand to Japan, in collaboration with our Japanese licensee for VB-111, NanoCarrier. The VB-111 investigator-sponsored study in rGBM is open for enrollment and is expected to start recruitment soon. The NCI-sponsored study in metastatic colorectal cancer is also open; recruitment of patients is expected to start in the near future, as soon as NCI’s COVID-19 precautions allow.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through June 30, 2020, we had raised an aggregate of $273.7 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15.0 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27, 2018 registered direct offering, $18.1 million from both a May 11, 2020 and May 13, 2020 registered direct offerings, $27.2 million from IIA grants and $2.1 million from at-the-market equity facility.

Since inception, we have incurred significant losses. Our loss for the Period was $11.2 million. For the years ended December 31, 2019 and 2018, our loss was $19.5 million and $20.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of June 2020, we had an accumulated deficit of $219.3 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of June 30, 2020, we had cash and cash equivalents, short-term bank deposits and restricted bank deposits of $41.3 million. On May 7, 2020 and on May 11, 2020, we entered into definitive agreements with several institutional investors and existing shareholders for the purchase and sale of 11,492,065 ordinary shares of the Company, at a purchase price of $1.575 per share, the net proceeds from which were approximately $16.4 million after deducting the placement agent fees and commissions and offering expenses payable by the Company. To fund further operations, we will need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of June 30, 2020, we had 39 employees. Our operations are located in a single facility in Modiin, Israel.

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Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead product candidate, VB-111, its clinical development, regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Financial Overview

Revenue

As of June 30, 2020, we have generated cumulative revenues of approximately $15.5 million under an exclusive license agreement for the development, commercialization, and supply of VB-111 in Japan for all indications and an option to license agreement for the development of VB-201 for animal healthcare worldwide. The generated revenues comprises upfront and milestone payments.

The cost of revenues associated with these revenues were approximately $0.9 million.

We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and small-scale manufacturing facility;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with pre-clinical and clinical activities.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of June 30, 2020, we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The cumulative total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of June 30, 2020 totaled $34.0 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2019.

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Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of calculated interest expenses from our lease liabilities and gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2019 of $181.1 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue

With respect to the License Agreement, the Company used its judgement in the following main issues:

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company’s analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price - the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

Variable consideration consists of potential future milestone payments. The Company determined that all such variable consideration shall be allocated to the license (the satisfied performance obligation).

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Share-Based Compensation

With respect to grants to employees, the value of the labor services received from them in return is measured on the date of grant based on the fair value of the equity instruments granted to the employees.

The Company’s management estimates the fair value of the options granted to consultants based on the value of services receivable over the vesting period of the applicable options.

The value of the transactions, measured as aforesaid, is expensed over the period during which the right of the employees and non-employees to exercise or receive the underlying equity instruments vests; commensurate with every periodic recognition of the expense, a corresponding increase is recorded to additional paid in capital, included under the Company’s equity.

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. We accrue for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. Our objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of June 30, 2020, we had clinical accruals in the amount of approximately $1.6 million.

Lease

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options are only included in the lease term if the lease is reasonably certain to be extended. At initial recognition of lease liability, we used incremental borrowing rate, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Results of Operations

Comparison of six month periods ended June 30, 2020 and 2019:

	Six Months Ended
	June 30,		Increase (decrease)
	2020	2019	$	%
	(in thousands)
	(unaudited)
Revenues	$524	$357	167	47%
Cost of revenues	(113)	(88)	(25)	28%
Gross profit	411	269	142	53%
Expenses:
Research and development, gross	10,225	8,867	$1,358	15%
Government grants	(609)	(1,830)	1,221	(67)%
Research and development, net	9,616	7,037	2,579	37%

General and administrative	2,242	2,437	(195)	(8)%

Operating loss	11,447	9,205	2,242	24%
Financial income, net	(256)	(333)	77	(23)%
Loss	$11,191	$8,872	$2,319	26%

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Revenues.

Revenues for the period ended June 30, 2020 were $524 thousand, compared to $357 thousand for the Parallel Period in 2019, an increase of 47%.

The Cost of revenues for the period ended June 30, 2020 were $113 thousand, compared to $88 thousand for the parallel period. The cost of revenues is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Research and development expenses, net.

Research and development expenses are shown net of IIA grants. Research and development expenses, net were approximately $9.6 million for the Period, compared to approximately $7.0 million in the Parallel Period, an increase of approximately $2.6 million or 37%. The increase in research and development expenses, net, in the Period was mainly related to the increase in the MOSPD2 activity for approximately $1.8 million and a decrease in the IIA grant of $1.2 million, offset mainly by payroll related costs for share-based compensation expense of approximately $0.3 million.

General and administrative expenses.

General and administrative expenses for the Period were $2.2 million, compared to $2.4 million for the Parallel Period, a decrease of $0.2 million or 8%.

This decrease is mainly attributed to payroll related costs for management and directors share-based compensation expense and financial advisory costs.

Financial expenses (income), net.

Financial income, net for the Period were approximately $256 thousand, compared to approximately $333 thousand for the Parallel Period, a decrease of $77 thousand or 23%. The decrease was primarily attributable to interest income on short-term deposits offset by favorable exchange rates.

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Liquidity and Capital Resources

Since inception, we have incurred significant losses. Our loss for the period was $11.2 million. For the years ended December 31, 2019 and 2018, our loss was $19.5 million and $20.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2020, we had an accumulated deficit of $219.3 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

Funding Requirements

At June 30, 2020, we had cash, cash equivalents, short-term bank deposits and restricted bank deposit totaling $41.3 million and working capital of $36.1 million. VBL expects that its cash and cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements into the third quarter of 2022. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

●	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Six Months Ended June 30,
	2020	2019
	(in thousands)
	(unaudited)
Cash used in operating activities	$(12,562)	$(5,260)
Cash provided by (used in) investing activities	2,996	(15,553)
Cash provided by (used in) financing activities	16,705	(356)
Net increase (decrease) in cash and cash equivalents	$7,139	$(21,169)

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Operating Activities

Cash used in operating activities for the Period was $12.6 million and consisted primarily of net loss of $11.2 million arising primarily from research and development activities and a net increase in working capital of $3.0 million, partially offset by a net aggregate non-cash charges of $1.4 million.

Cash used in operating activities for the Parallel Period was $5.3 million and consisted primarily of net loss of $8.9 million arising primarily from research and development activities, partially offset by a net decrease in working capital of $1.6 million and net aggregate non-cash charges of $1.7 million.

Investing Activities

Net cash provided by investing activities was $3.0 million for the Period. This was primarily due to maturation of short-term bank deposits of $27.0 million, offset by the investment of short-term bank deposits of $24.0 million.

Net cash used in investing activities was for the Parallel Period $15.6 million. This was primarily due to investment in short-term bank deposits and the purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $16.7 million for the Period compared to net cash used in financing activities of $356 thousand for the Parallel Period. The increase was mainly due to the issuance of ordinary shares and warrants per the closing of the May 11, 2020 and May 13, 2020 securities offerings.

Contractual Obligations and Commitments

During the six months ended June 30, 2020, there have been no material changes to our contractual obligations and commitments outside the ordinary course of business.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 30% of our expenses in the six months ended June 30, 2020 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operation expenses by up to 1%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

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Exhibits

Exhibit No.	Description
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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